Sumitomo Corporation

Rule 12g3-2(b) File No. 82-34680

July 31, 2008

08004107

SUPPL

By Federal Express

U.S. Securities and Exchange Commission

Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

Re: File No. 82-34680/Sumitomo Corporation
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

On behalf of Sumitomo Corporation (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Enclosed herewith please find the following document:

1. Press Release dated July 30, 2008 referring to "Notice Concerning Business and Capital Alliance of a Subsidiary" [English translation].

2. Press Release dated July 31, 2008 referring to "Sumitomo Corporation Announces the Exercise Price of Stock Options" [English translation].

dlw 8/4

This letter, together with the enclosure[s], shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed pre-paid Federal Express envelope and label.

Very truly yours,

Koichi Takahata
Corporate Officer,
General Manager of the Investor Relations Dept.
Sumitomo Corporation

(Tel:81(3)-5166-3487, Fax: 81(3)-5166-6292).

July 30, 2008
Sumitomo Corporation
Susumu Kato, President and CEO
Code No. 8053 Tokyo Stock Exchange, 1st Section
Contact : Mitsuru Iba,
Corporate Communication Dept.
Tel. +81-3-5166-3089

Notice Concerning Business and Capital Alliance of a Subsidiary

AJCC Corporation ("AJCC", 2-1, Ageba-cho, Shinjuku-ku, Tokyo, Japan, President: Masahide Murakami), a subsidiary of Sumitomo Corporation ("SC"), and Sumitomo Mitsui Finance and Leasing Company Ltd. ("SMFL") have reached an agreement on a business and capital alliance.

1. Reason for Business and Capital Alliance

AJCC, established in 1987, has developed its equipment leasing business for CATV operators. For further expansion in a broadcasting and telecommunication-related industry, AJCC has decided to form a business and capital alliance with SMFL, a leading leasing company in Japan.

2. SMFL Profile

(1)	Company Name	:	Sumitomo Mitsui Finance and Leasing Company Ltd.	
(2)	Head Office	:	3-9-4, Nishishimbashi, Minato-ku, Tokyo, Japan	
(3)	Representative	:	Chairman of the Board :	Tadahiko Mizukami
			President :	Koji Ishida

3. Overview of Business and Capital Alliance

AJCC is currently an equity-method affiliate of SMFL, which has been one of the major financial partners of AJCC. AJCC will further develop its leasing business by strengthening the partnership with SMFL, especially in sales area.

SC has agreed to gradually transfer the ownership of AJCC to SMFL, and AJCC will become a subsidiary of SMFL on June 25, 2009. As a result of the transfer, SMFL will acquire all the issued shares of AJCC by June, 2011.

4. Schedule of the Alliance

July 30, 2008	:	AJCC's board approval on the business and capital alliance Conclusion of the alliance contract between SC, SMFL, and AJCC
June, 2009 through June, 2011	:	Transfer of the AJCC shares to SMFL

5. Impact on SC's Financial Forecasts

The alliance will have only a negligible effect on SC's consolidated business results.

For Immediate Release

July 31, 2008

To whom it may concern:

Sumitomo Corporation
Susumu Kato, President and CEO
Code No: 8053 Tokyo Stock Exchange (TSE), 1st Section
Contact: Mitsuru Iba,
General Manager,
Corporate Communications Dept.
Tel. +81-3-5166-3089

Sumitomo Corporation Announces the Exercise Price of Stock Options

Sumitomo Corporation (the "Company") hereby announces the Exercise Price of new share acquisition rights in the form of stock options to the Company's Directors, Executive Officers and Corporate Officers who qualify under the qualification system of the Company pursuant under Articles 236, 238 and 240 of the Company Law of Japan.

1. Value of the assets to be contributed upon exercise of the new share acquisition rights:

   The value of the assets to be contributed upon exercise of the new share acquisition rights shall be determined by multiplying the price paid per share issuable upon the exercise of the new share acquisition rights (hereinafter "Exercise Price") by the number of shares subject to such new share acquisition rights.

   The Exercise Price shall be JPY 1,537.

   When the Company issues new shares at a price below the market price following the issuance of new share acquisition rights, the Exercise Price shall be adjusted using the following formula, rounding up fractions of less than ¥1 resulting from the adjustment. However, this shall not apply to the issuance of new shares by the Company in cases of the exercise of new share acquisition rights or public offerings at fair value.

$$\text{Post-adjustment Exercise Price} = \text{pre-adjustment Exercise Price} \times \frac{\text{number of shares already issued} + \dfrac{\text{number of shares newly issued} \times \text{price paid per newly issued share}}{\text{share price before new issuance}}}{\text{number of shares already issued} + \text{increase in number of shares resulting from new issuance}}$$

Moreover, if the Company implements a stock split or a reverse split following the issuance of new share acquisition rights, the Exercise Price shall be adjusted in proportion to the ratio of the stock split or reverse split, rounding up fractions of less than ¥1 resulting from the adjustment.

In addition to the above, if an adjustment of the Exercise Price is necessary, for example if the Company merges with another company, or merges or absorbs by spin-off another company following the issuance of new share acquisition rights, it shall be appropriately adjusted within reasonable limits.

END